Exhibit 12.1

ViaSat, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended					Nine Months Ended
(in thousands, except for ratios)	Mar. 28, 2008	Apr. 3, 2009	Apr. 2, 2010	Apr. 1, 2011	Mar. 30, 2012	Dec. 28, 2012
Computation of earnings:
Income (loss) attributable to ViaSat, Inc. before income tax expense (benefit) (1)	$47,034	$45,125	$36,574	$36,113	$(6,155)	$(73,710)
Fixed charges, as calculated below	1,373	1,509	17,314	32,822	35,719	37,269
Amortization of capitalized interest	—	—	—	55	1,768	3,642
Capitalized interest	—	—	(8,800)	(28,300)	(25,900)	(2,300)

Total earnings	$48,407	$46,634	$45,088	$40,690	$5,432	$(35,099)

Fixed charges:
Interest expense including amortization of debt discount, premium and issuance costs	557	509	7,354	3,154	8,307	33,771
Capitalized interest	—	—	8,800	28,300	25,900	2,300
Estimated interest within rental expense	816	1,000	1,160	1,368	1,512	1,198

Total fixed charges	$1,373	$1,509	$17,314	$32,822	$35,719	$37,269

Ratio of earnings to fixed charges(1)	35.26	30.90	2.60	1.24	—	—

(1)	Due to the loss attributable to ViaSat, Inc. before income tax benefit for the fiscal year ended March 30, 2012, the ratio of earnings to fixed charges was less than 1.00. Additional earnings of $30.3 million would have been required to achieve a ratio of 1:1. Due to the loss attributable to ViaSat, Inc. before income tax benefit for the nine months ended December 28, 2012, the ratio of earnings to fixed charges was less than 1.00. Additional earnings of $72.4 million would have been required to achieve a ratio of 1:1, which includes the effect of loss on extinguishment of debt of $26.5 million for the nine months ended December 28, 2012.